UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. _____)*

Premier Royalty Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

108404104
(CUSIP Number)

Steven Filipovic Premier Gold Mines Limited Suite 200, 1100 Russell Street Thunder Bay, Ontario, Canada P7B 5N2 (807) 346-1390
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Kimberley R. Anderson
Dorsey & Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-8800

December 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 108404104	13G	Page 2 of 6 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Premier Gold Mines Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	7.	SOLE VOTING POWER
NUMBER OF		33,655,821
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH		33,655,821
REPORTING	10.	SHARED DISPOSITIVE POWER
PERSON WITH:		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,655,821
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
53.5%
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 108404104	13G	Page 3of 6 Pages

Item 1.                                Security and Issuer.

This Schedule 13D relates to shares of common stock of Premier Royalty Inc. (the “Common Shares”).  The address of the Premier Royalty Inc.’s principal executive office is 1100 Russell Street, Unit #6, Thunder Bay, Ontario, Canada P7B 5N2.

Item 2.                                Identity and Background.

(a)-(c)  Premier Gold Mines Limited (“Premier Gold”) is a publicly traded corporation in Canada incorporated under the laws of the province of Ontario, Canada.  Its principal business address is Suite 200, 1100 Russell Street, Thunder Bay, Ontario, Canada P7B 5N2.  Premier Gold’s principal business is exploration and development of gold mining projects.  The name, business address and present principal occupation of each executive officer and director of Premier Gold is set forth on Schedule I hereto.

(d)  During the last five years, neither Premier Gold, nor to Premier Gold’s knowledge, any of its executive officers or directors named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, neither Premier Gold, nor to Premier Gold’s knowledge, any of its executive officers or directors named on Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The citizenship of each executive officer and director of Premier Gold is set forth on Schedule I.

Item 3.                                Source and Amount of Funds or Other Consideration.

On December 4, 2012, Premier Gold acquired 33,655,821 Common Shares in connection with a business combination (the “Business Combination”) of Premier Gold’s subsidiary Premier Royalty Corporation and Bridgeport Ventures Inc., and Bridgeport Ventures Inc. changed its name to Premier Royalty Inc.  Prior to the Business Combination, Premier Gold owned 33,655,821 common shares of Premier Royalty Corporation.  The common shares of Premier Royalty Corporation were exchanged for Common Shares of Premier Royalty Inc. on a one-for-one basis resulting in Premier Royalty Corporation becoming a wholly-owned subsidiary of Premier Royalty Inc.

Item 4.                                Purpose of Transaction.

The Common Shares were acquired in connection with the Business Combination for investment purposes.  Although Premier Gold does not have any specific plans or proposals to acquire or dispose of the Common Shares, it may from time to time acquire additional Common Shares or dispose of any or all of its Common Shares, depending upon on market conditions and any other relevant factors.

As repayment of the outstanding balance of a convertible bridge loan facility with Premier Royalty Corporation, and in connection with the Business Combination, Premier Royalty Corporation issued to Premier Gold (i) 14,688,471 common shares which were exchanged on a one-for-one basis for Common Shares of Premier Royalty Inc., (ii) warrants exercisable to acquire 5,508,176 Common Shares

CUSIP No. 108404104	13G	Page 4 of 6 Pages

of Premier Royalty Inc. at a price of $2.00 per Common Share until December 4, 2016, subject to early expiry, and (iii) warrants exercisable to acquire 1,457,500 Common Shares of Premier Royalty Inc. at a price of $2.00 per Common Share until October 7, 2014.  Also in connection with the Business Combination, convertible debentures previously issued by Premier Royalty Corporation were mandatorily converted and, in connection with such conversion, Ewan Downie, the President, Chief Executive Officer and Director of Premier Gold, received (x) 369,041 common shares of Premier Royalty Corporation, which were exchanged on a one-for-one basis for Common Shares of Premier Royalty Inc., and (y) warrants exerciseable to acquire 138,390 Common Shares of Premier Royalty Inc. at a price of $2.00 per Common Share until December 4, 2016, exerciseable after June 4, 2013 and subject to early expiry.

Pursuant to the Business Combination, all existing directors of Bridgeport Ventures Inc. resigned, other than Hugh Snyder and Shastri Ramnath, who are continuing as directors of Premier Royalty Inc.  Ewan Downie, Abraham Drost, George Faught, Steven Filipovic, Howard Katz and Julie Lassonde have been appointed as directors of Premier Royalty Inc.

Except as disclosed above, Premier Gold does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Premier Gold may, from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals thereto.

Item 5.                                Interest in Securities of the Issuer.

(a)  Premier Gold is the beneficial owner of 33,655,821 Common Shares, representing 53.49% of the outstanding Common Shares of Premier Royalty Inc.

Ewan Downie beneficially owns 369,041 Common Shares as disclosed in Item 4, and further holds options to purchase 400,000 Common Shares, 133,333 of which are currently vested.  An additional 133,333 of such options will vest in September 2013, and the remaining options will vest in June 2014.  The options have an exercise price of $2.37 per Common Share and expire on December 11, 2017.  Accordingly, Mr. Downie is the beneficial owner of 502,374 Common Shares, representing approximately 0.80% of the Common Shares of Premier Royalty Inc.

Steven Filipovic holds a vested option to purchase 150,000 Common Shares at an exercise price of $2.37 per Common Share.  Such options expire on December 11, 2017.  Accordingly, Mr. Filipovic is the beneficial owner of approximately 0.24% of the Common Shares of Premier Royalty Inc.

Except as disclosed above, to Premier Gold’s knowledge, no Common Shares are beneficially owned by any of the persons listed on Schedule I.

(b)  Premier Gold has the sole power to vote or to direct to vote, and the sole power to dispose of or to direct the disposition of, 33,655,821 Common Shares of Premier Royalty Inc. Except as disclosed in Items 4 and 5, to Premier Gold’s knowledge, none of the persons listed on Schedule I have sole or shared power to vote or to direct to vote, to dispose of or to direct the disposition of any Common Shares.

(c)  On December 4, 2012, Premier Gold acquired 33,655,821 Common Shares pursuant to the Business Combination described in Items 3 and 4 above.  Except as disclosed in Item 4, neither Premier Gold, nor to Premier Gold’s knowledge, any person named on Schedule I, has effected any transaction in the Common Shares during the past 60 days.

CUSIP No. 108404104	13G	Page 5 of 6 Pages

(d)  Except as disclosed above and in Items 3, 4 hereto, neither Premier Gold nor, to Premier Gold’s knowledge, any person named on Schedule I, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)  Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an escrow agreement dated December 4, 2012 among Premier Gold, Premier Royalty Inc. and Valiant Trust Company, all of the Common Shares and warrants to purchase Common Shares owned by Premier Gold are subject to escrow, one-quarter of which were immediately released from escrow on December 4, 2012.  One-third of the balance will be released from escrow every six months over an 18-month period.  In the event Premier Royalty Inc.’s market capitalization is greater than $100 million for five trading days after the Common Shares begin trading on the Toronto Stock Exchange under the symbol “NSR”, the Toronto Stock Exchange may permit the early release from escrow of the Common Shares and warrants to purchase Common Shares owned by Premier Gold.

Except as disclosed above, in Items 3, 4, and 5 hereto and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of Premier Royalty Inc., including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities of Premier Royalty Inc.

Item 7.                                Material to Be Filed as Exhibits.

1.
Business Combination Agreement dated August 7, 2012 (filed as Exhibit 99.2 to Bridgeport Ventures Inc.’s Report of Foreign Private Issuer on Form 6-K filed on December 3, 2012 and incorporated herein by reference)

2.
Amendment No. 1 to Business Combination Agreement dated October 29, 2012 (filed as Exhibit 99.12 to Bridgeport Ventures Inc.’s Report of Foreign Private Issuer on Form 6-K filed on December 3, 2012 and incorporated herein by reference)

CUSIP No. 108404104	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2012	Premier Gold Mines Limited

	By:	/s/ Steve Filipovic
Steve Filipovic
Chief Financial Officer

The original statement shall be signed by each person on whose behalf the Statement is filed or his authorized representative.  If the Statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE I

Certain Information Relating to the Executive Officers and Directors of Premier Gold

The name of each executive officer and director of Premier Gold Mines Limited is set forth below.

Each person is a citizen of Canada, except for Brian Morris and John A. Begeman, who are residents of the United States.

Name	Principal Occupation and Business	Business Address

John A. Begeman	Director of Premier Gold Mines Limited	Suite 200, 1100 Russell Street Thunder Bay, Ontario Canada P7B 5N2

Jean-Pierre Colin	Strategy Consultant, self-employed	Suite 200, 1100 Russell Street Thunder Bay, Ontario Canada P7B 5N2

Ewan S. Downie	President, Chief Executive Officer and Director of Premier Gold Mines Limited	Suite 200, 1100 Russell Street Thunder Bay, Ontario Canada P7B 5N2

Henry J. Knowles	Business and Financial Consultant, self-employed	Suite 200, 1100 Russell Street Thunder Bay, Ontario Canada P7B 5N2

Claude Lemasson	Director of Premier Gold Mines Limited	Suite 200, 1100 Russell Street Thunder Bay, Ontario Canada P7B 5N2

Eberhard Sherkus	Director of Premier Gold Mines Limited	Suite 200, 1100 Russell Street Thunder Bay, Ontario Canada P7B 5N2

John Seaman	Chief Financial Officer of Pediment Exploration Ltd., a gold and silver mining exploration and development company	720-789 W. Pender St. Vancouver, British Columbia Canada V6C 1X6

Steve Filipovic	Chief Financial Officer of the Premier Gold Mines Limited	Suite 200, 1100 Russell Street Thunder Bay, Ontario Canada P7B 5N2

Stephen McGibbon	Executive Vice President of Corporate and Project Development of Premier Gold Mines Limited	Suite 200, 1100 Russell Street Thunder Bay, Ontario Canada P7B 5N2

Brian Morris	President and Chief Executive Officer of Premier Gold Mines USA, Inc., a wholly-owned subsidiary of Premier Gold Mines Limited	Suite 200, 1100 Russell Street Thunder Bay, Ontario Canada P7B 5N2